Exhibit 5

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them in a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $0.0001 per share, and Class B Common Stock, par value $0.0001 per share, of Spire Global, Inc., a Delaware corporation, and that this agreement shall be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement on the 26th day of August, 2021.

/s/ Peter Platzer
Peter Platzer

/s/ Theresa Condor
Theresa Condor